Hall Structured Finance II, LLC

2323 Ross Avenue, Suite 200

Dallas, Texas 75201

VIA EDGAR

January 10, 2018

Mr. Coy Garrison

Special Counsel

U.S. Securities and Exchange Commission

Division of Corporation Finance – Office of Real Estate& Commodities

100 F Street, N.E.

Washington, D.C. 20549-3010

Re:	Hall Structured Finance II, LLC (the “Company”)
Offering Statement on Form 1-A (the “Offering Statement”)
Filed December 29, 2017
File No. 024-10778

Dear Mr. Garrison:

We filed the above-referenced Offering Statement on December 29, 2017. Pursuant to Rule 461 under the Securities Act of 1933, as amended, we now respectfully request that the qualification date of the Offering Statement be accelerated and that the Offering Statement be declared qualified as of 4:00 p.m. Eastern Time on January 12, 2018 or as soon thereafter as is reasonably practicable.

We acknowledge the following:

•	should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company requests that it be notified of such effectiveness by a telephone call to Ken Betts, the Company’s counsel at Winston & Strawn LLP, at (214) 453-6435. The Company authorizes Ken Betts of Winston & Strawn LLP to orally modify or withdraw this request for qualification.

Hall Structured Finance II, LLC

By:	/s/ Michael J. Jaynes
	Name:	Michael J. Jaynes
	Title:	President

cc:	Kenneth L. Betts, Esq.